Additional Beneficial Owners

Name	Title of Securities Beneficially Owned	Amount of Securities Beneficially owned	Ownership Form	Nature of Indirect Ownership
Gao Qian Room 807, 439#, CheBei Road Tian He District Guangzhou, China	Common Stock, par value $0.0001 per share	1,000,000	I	As the sole officer and director of Herman Limited, (“Herman Limited”), Mrs. Gao, beneficially owns the 1,000,000 shares of Common Stock held of record by Herman Limited.